Appendix A
to OPERATING EXPENSES LIMITATION AGREEMENT
As Amended 6/30/15

Separate Series of Hatteras Alternative Mutual Funds Trust

	Operating Expense Limit (as a % of average daily net assets)
Fund	Class A	Class C	Institutional Class	Class H	No Load
Hatteras Alpha Hedged Strategies Fund	3.49%	4.24%	2.99%	—	2.99%
Hatteras Hedged Strategies Fund	—	—	2.25%	—	—
Hatteras Long / Short Debt Fund	2.99%	3.74%	2.49%	—	—
Hatteras Long / Short Equity Fund	2.99%	—	2.49%	—	—
Hatteras Managed Futures Strategies Fund	2.99%	—	2.49%	—	—
Hatteras Market Neutral Fund	2.99%	3.74%	2.49%	2.00%	—
Hatteras Event Driven Fund	—	—	—	2.00%	—
Hatteras Disciplined Opportunity Fund	2.00%	—	1.75%	—	—

HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST

By: ______________________
Name:  J. Michael Fields
Title:   Secretary

HATTERAS FUNDS, LLC

By: ______________________
Name:  J. Michael Fields
Title:   Chief Operating Officer